22006638

ION

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8- 69304

SEC Mail Processing

FEB 22 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CLICK IPO SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8601 N. SCOTTSDALE RD. #335
(No. and Street)

SCOTTSDALE (City) AZ (State) 85253 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GORDON A. PRICE (Name) (480)694-8546 (Area Code – Telephone Number) GORDON@CLICKIPO.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SEMPLE, MARCHAL & COOPER, LLP
(Name – if individual, state last, first, and middle name)

3101 N. CENTRAL AVE, SUITE 1600 (Address) PHOENIX (City) AZ (State) 85012 (Zip Code)

OCTOBER 20, 2003 (Date of Registration with PCAOB)(if applicable) 178 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PMS

OATH OR AFFIRMATION

I, GORDON A. PRICE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CLICK IPO SECURITIES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CHIEF FINANCIAL OFFICER

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NOTARIAL ACKNOWLEDGEMENT

STATE OF Arizona)

COUNTY OF Maricopa)

This instrument was acknowledged before me this 15 day of Feb, 2022, by Gordon A. Price.

REBECCA RIVERA
Notary Public - Arizona
Maricopa County
Commission # 608015
My Commission Expires June 6, 2025

(Notary Seal)

NOTARY PUBLIC

Description of document this notarial certificate is being attached to:	
Type/Title	Oath Or Affirmation
Date of Doc	Feb 15. 2022
Number of Pages	2 pages
Addt'l Signers (other than those named in the notarial certificate.)	N/A

Click IPO Securities, LLC

Financial Statements and
Supplementary Information
For the Year Ended
December 31, 2021

SEMPLE, MARCHAL & COOPER, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

A COMMITMENT TO EXCELLENCE

Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
3101 NORTH CENTRAL AVENUE | SUITE 1600 | PHOENIX, ARIZONA 85012-2615

Report of Independent Registered Public Accounting Firm

To the Member of
Click IPO Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Click IPO Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content, are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

We have served as the Company's auditor since 2015.
Phoenix, Arizona
February 15, 2022

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Click IPO Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	75,098
Clearing Broker Deposit and Other Assets		167,374
Total Assets	$	242,472
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities:		
Payable to Parent	$	48,652
Total Liabilities		48,652
Member's Equity		193,820
Total Liabilities and Member's Equity	$	242,472

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2021

Income	
Selling Concessions Earned	$ 2,161,922
Position Gain	1,508
Interest Income	127
Dividend Income	49
Total Income	2,163,606
Expenses	
Clearing Fees	145,364
Re-Allowed Concessions	1,002,408
Compensation and Other Benefits	510,512
Regulatory Expense	18,956
Professional Fees	35,168
Other Expenses	45,132
Total Expenses	1,757,540
Net Income	$ 406,066

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2021

Member's Equity, December 31, 2020	$211,754
Member Distributions - Return of Capital	(424,000)
Net Income	406,066
Member's Equity, December 31, 2021	$193,820

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

Cash flows from operating activities:	
Net Income	$ 406,066
Adjustments to reconcile net income to net cash provided by operating activities:	
Other assets	(32,360)
Accounts payable/accrued expenses	(72,751)
Due to parent	30,703
Net cash provided by operating activities	331,658
Cash flows from investing activities:	
Deposits - clearing broker	(127)
Net cash used by investing activities	(127)
Cash flows from financing activities:	
Member distributions	(424,000)
Net cash used by financing activities	(424,000)
Net cash decrease for the year	(92,469)
Cash at beginning of year	167,567
Cash at end of year	$ 75,098

The accompanying notes are an integral part of the financial statements.

Note 1- Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Click IPO Securities, LLC (the "Company") was formed under the name Aston Diel Securities, LLC, on June 28, 2013 as an Arizona Limited Liability Company (LLC). The Company changed its name to Click IPO Securities, LLC on September 8, 2016. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer on October 30, 2014. The Company will not act as a custodian of or otherwise hold client funds or securities.

The Company provides services on behalf of clients for the purchase of securities over the counter, specifically initial public offerings ("IPO") and Follow-on or Secondary Offerings of corporate equity securities over the counter as either a firm commitment underwriter or as a selling group member of underwriting syndicates on a "best efforts" basis via a proprietary electronic application for the purchase and/or sale of corporate equity securities over the counter; for private placements; and investment banking activities.

Basis of Presentation

These financials statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP"), and in accordance with financial statements of broker-dealers.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds and highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Note 1- Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition from Underwriting Activities and Advisory Services

The Company records securities transactions in IPOs and Follow-on or Secondary Public Offerings on the date (the "Trade Date") the transactions are executed and confirmed to counter-parties. Selling concessions and/or fee income and related expenses are also recorded on a Trade Date basis. The Company will recognize revenue for investment banking advisory fees at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured.

The Company acts as a wholesaling broker-dealer, transacting business solely with other broker-dealers.

Revenue Recognition from Contracts with Customers

On January 1, 2019, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers. The standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The Company, in carrying out its underwriting business, enters into Master Selected Dealer Agreements ("MSDA") with underwriting firms. MSDAs are industry standard contracts between underwriters and selling dealers designed to assure that each party to the agreement will adhere to the regulatory requirements associated with registered public offerings. The Company also enters into agreements ("Service Agreements") with contracted broker-dealers acting as selling group participants ("Selling Dealers") which Selling Dealers have access to the Company's proprietary computer application (the "ClickIPO App" or "Platform") in order to participate in IPOs and Follow-on Public Offerings of securities that are made available through the ClickIPO Platform. The Service Agreements set forth the terms and conditions for contracted Selling Dealers use of the ClickIPO App. In addition, the Company has a Clearing Agreement (see Note 4) with its clearing agent for processing transactions with counter-party broker-dealers. All transactions are regular-way securities transactions, with known and disclosed fees at the time the transaction is entered into. Securities transactions generally are settled in two business days.

Note 1- Nature of Business and Summary of Significant Accounting Policies (Continued)

None of the agreements described herein contain conditional or deferred forms of financial consideration, have multiple performance obligations (as there is only one performance obligation), variable forms of financial consideration or financial consideration based on performance factors. The revenues earned by the Company from the conduct of its underwriting activities are recorded as described above. Revenues are recorded in accordance with accounting principles generally accepted in the United States.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, and clearing broker deposit approximates fair value given its short-term or interest bearing nature.

Note 2 - Risks

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2021, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

In the normal course of business, the Company's client activities ("clients") are conducted through its clearing broker and involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. The Company has experienced no related off-balance sheet risk exposure through the reporting period.

The Company is subject to significant risks and uncertainties given its need to maintain a minimum net capital and to generate future clients and revenues.

Note 3 - Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $100,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2021, the Company had net capital of $151,706, which was $51,706 in excess of the amount required to be maintained at that date. At December 31, 2021, the Company had a ratio of aggregate indebtedness to net capital of .32 to 1.

Note 4 - Clearing Agreement, Restricted Cash and Other Assets

The Company entered into an agreement with a registered clearing company, whereby the clearing company will execute any customer trades. Net commissions earned will be credited to an account in the Company's name. Under the agreement with the clearing broker, the Company was required to make a clearing deposit to a separate account at the clearing company. The deposit totaled $125,260 as of December 31, 2021, which deposit has been considered an allowable asset by the Company for net capital purposes.

Note 5 - Related Party and Non-Cash Transactions

The Company's related party transactions in 2021 consisted entirely of transactions with Click IPO Holdings, LLC (the "Parent") which is the sole owner of the Company. The Parent contributed no funding of membership equity contributions and the Company returned capital in the amount of $424,000 to the Parent. The Company and the Parent entered into a Shared Services Agreement, whereby the Parent provides services to the Company and the Company reimburses the cost of such services to the Parent on a monthly basis. During 2021, the amount of such shared services was $560,448, of which $48,652 was payable to the Parent at December 31, 2021.

Note 6 – Member's Equity

Currently, the Company has a single member. However, the operating agreement provides for the following. The Members' ownership in the Company is represented by Membership Units which are subject to the terms and conditions of the Company's amended and restated Limited Liability Company Operating Agreement dated as of November 1, 2016. Among other things, the operating agreement imposes conditions and restrictions on, and limits the rights of the holder of the units with respect to, the transferability of the Membership Units. The Operating Agreement provides that to the fullest extent permitted by Arizona law, the Company's Manager has no personal liability to the Company or to the other Members for damages for breach of fiduciary duty as Manager, except for damages resulting from acts or omissions that involve gross negligence or willful

misconduct. The Manager has not guaranteed, nor does he have any obligation with respect to the return of any Member's capital contributions or the distribution of profits from the operation of the Company.

Each Members' liability for the debts and obligations of the Company is limited in accordance with the terms of the Company's operating agreement. In accordance with these terms and the provisions of the laws of the state of Arizona, no Member of the Company can be held liable for the individual actions or indebtedness of any other Member. In addition, in general a Member or Manager of the limited liability company is not liable, solely by reason of being a Member or Manager, for the debts, obligations, or liabilities of a limited liability company whether arising in contract or tort; under a judgment, decree, or order of court; or otherwise.

Note 7 - Subsequent Events

Management has evaluated subsequent events through the date of the auditor's report. The evaluation did not result in any subsequent events that required disclosure.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	**$ 193,820**
DEDUCTIONS	
NON-ALLOWABLE ASSETS	
Other Assets	42,114
NET CAPITAL	**$ 151,706**
COMPUTATION OF NET CAPITAL	
Minimum Net Capital (Required Net Capital 6.67% of Aggr. Ind. or $100,000, whichever is greater)	$ 100,000
Excess Net Capital	$ 51,706
Net Capital less the greater of 10% of Aggregate Indebtedness or 120% of the minimum dollar requirement	$ 31,706
AGGREGATE INDEBTEDNESS	
Aggregate Indebtedness	$ 48,652
Ratio Aggregate Indebtedness/Net Capital	0.32
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net Capital per Part II of Form X-17A-5, as amended	$ 151,706
Adjustments	-
	$ 151,706

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(ii), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
3101 NORTH CENTRAL AVENUE | SUITE 1600 | PHOENIX, ARIZONA 85012-2615

Report of Independent Registered Public Accounting Firm

To the Member of
Click IPO Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Click IPO Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Click IPO Securities, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (k)(2)(ii) (the "exemption provisions") and (2) Click IPO Securities, LLC stated that Click IPO Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Click IPO Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Click IPO Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 15, 2022

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Click IPO Securities, LLC

Mailing address:
P O Box 21154
Mesa, AZ 85277

8601 N Scottsdale RD #335
Scottsdale AZ 85153

Click IPO Securities, LLC

EXEMPTION REPORT – SEC RULE 17a-5(d)(4)

January – December 2021

Click IPO Securities, LLC ("Click IPO" or the "Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17-a-5(d)(4) of the Securities Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Click IPO is required to file one of two reports with the Commission annually:

Compliance Report if the Firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker/dealer's fiscal year or,

Exemption Report if the Firm did claim it was exempt from Rule 15c3-3 throughout its fiscal year.

Click IPO hereby elects to submit an Exemption Report in lieu of a Compliance Report for the fiscal year ending December 31, 2020 based on the following:

- Click IPO claimed it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(ii) during its most recent fiscal year ending December 31, 2021.
- The Firm qualifies for this exemption if it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Reserve Account for the Exclusive Benefit of Customers of Click IPO Securities, LLC".
- Furthermore, to the best of its knowledge and belief, Click IPO has met the exemption provisions identified in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2021 without exception.

Gordon Price — 2-15-2022

Gordon A Price, Financial and Operations Principal — Date

Click IPO Securities, LLC